

Mail Stop 4561

November 16, 2015

Bess Audrey Lipschutz
Chief Executive Officer
Traqer Corp.
910 Sylvan Avenue, Suite 150
Englewood Cliffs, NJ 07632

> **Re: Traqer Corp.**
> **Registration Statement on Form S-1**
> **Filed October 21, 2015**
> **File No. 333-207552**

Dear Ms. Lipschutz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your assets consist solely of cash, and your operations to date appear to have been primarily organizational. As such, we believe you are a shell company as defined in Securities Act Rule 405 of Regulation C. Please disclose your shell company status on the prospectus cover page and add a risk factor that highlights the consequences of shell company status, or advise. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

Cover Page

2.   If you are a shell company, please identify the selling stockholders as underwriters, rather than state that they may be deemed underwriters, and state that they must sell the securities offered pursuant to the registration statement at a fixed price for the duration of the offering. This comment also applies to the Plan of Distribution section.

3.   Please disclose on your prospectus cover page that you have received a going concern opinion from your auditor.

Prospectus Summary, page 5

4.   Please disclose whether your software is operational and ready to go to market. If your software is still in development, please state so. This comment also applies to the Description of Business section.

5.   Please disclose that you have not generated any revenue, your accumulated loss and, if true, that you have no customers. Also state the minimum period of time you will be able to conduct planned operations using currently-available capital resources.

6.   We note that you have elected to use the extended transition period to comply with new or revised accounting standards. Please revise to state that this election is irrevocable.

Risk Factors, page 7

General

7.   Please revise your risk factors as necessary to avoid any implication that you have existing customers. This comment also applies to the Description of Business section.

"Our ability to continue as a going concern," page 7

8.   Please state the minimum period of time you will be able to conduct planned operations using currently-available capital resources.

"Compliance with regulations governing public company corporate governance…," page 11

9.   We note the disclosure in the last risk factor on page 11 and the first risk factor on page 12 that you do not plan to register your common stock under the Exchange Act. If true, please revise to avoid any implication that you will be subject to the reporting requirements of Section 13(a) of the Exchange Act.

"Indemnification and Limitation of Liability," page 11

10.   Please revise the caption of this risk factor to identify a specific risk to investors.

Risks Related to our Common Stock

"Because our common stock is not registered…," page 12

11.   This risk factor appears to duplicate information disclosed in the immediately preceding risk factor, which appears on page 11. Please revise to eliminate the duplication or advise.

Determination of Offering Price, page 14

12.   Since the selling stockholders must sell at a fixed price for the duration of the offering, please revise the disclosure in this section to describe the various factors considered in determining the offering price. Refer to Item 505 of Regulation S-K.

Description of Business

Strategic Alliances, page 18

13.   In your response letter, please tell us the extent of Friendship Circle's involvement in the design and development of your software.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Plan of Operation, page 21

14.   We note your disclosure that you presently have sufficient resources for at least the next six to eight months but, as of August 31, 2015, you only had $2,757 in current assets. Please advise how you expect to conduct planned operations for the next six to eight months with only $2,757. In this regard, we note that you expect the online campaigns, website and advertising on social media to cost approximately $6,000 and online marketing to cost approximately $4,000.

Directors, Executive Officers and Corporate Governance, page 24

15.   Please revise this section to disclose the number of hours per week that each manager intends to devote to your operations. Consider including risk factor disclosure that addresses possible conflicts of interest faced by management as a result of their outside activities.

Transactions with Related Persons, Promoters and Certain Control Persons, page 26

16.   Please disclose in this section the loans to the company made by Ms. Lipschutz, disclosed in Note 4 to the company's financial statements. File the outstanding notes as exhibits. Also, file as an exhibit the agreement related to the company's purchase of the volunteer management software developed by Ms. Lipschutz and Ms. Frommer. Refer to Item 601(b)(10) of Regulation S-K. See also Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone, Senior Staff Accountant, at (202) 551-3312, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in his absence, me at (202) 551-3456, with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor
Office of Information Technologies
and Services

cc: Gregg Jaclin
        Szaferman, Lakind, Blumstein & Blader, P.C.